Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

•	Registration Statement (Form S-8 No. 333-182460) of EQM Midstream Partners, LP pertaining to the Amended and Restated EQGP Services, LLC 2012 Long-Term Incentive Plan, and

•
Registration Statement (Form S-3 No. 333-234521) of EQM Midstream Partners, LP pertaining to the registration of Common Units Representing Limited Partner Interests, Preferred Units Representing Limited Partner Interests and Debt Securities;

of our reports dated February 27, 2020, with respect to the consolidated financial statements of EQM Midstream Partners, LP and Subsidiaries and the effectiveness of internal control over financial reporting of EQM Midstream Partners, LP and Subsidiaries included in this Annual Report (Form 10-K) of EQM Midstream Partners, LP for the year ended December 31, 2019.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
February 27, 2020